SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS	1Q12

--- Gafisa Group delivered 6.165 units in 1Q12, double the number of delivered during 1Q11 ---

 --- Launches totaled R$463.7 million, with contracted sales of R$408.2 million in the 1Q12 ---

--- Consolidated sales velocity of 10.4%, or 16.4% ex-Tenda ---

--- Preliminary cash burn was around R$100 million in the 1Q12 ---

--- 1/3 of total dissolution at Tenda of the 1Q12 already resold to qualified customers… ---

FOR IMMEDIATE RELEASE - São Paulo, April 12 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the quarter ending March 31st 2012.

Duilio Calciolari, Chief Executive Officer, said: “During the first quarter of 2012 we focused on implementing the new strategy for the Company which: (i) established dedicated operating structures by brand; (ii) is reducing risk at Tenda; (iii) expanding the contribution of AlphaVille´s successful developments in our product mix and; (iv) refocusing the Gafisa brand on its core markets of São Paulo and Rio de Janeiro. We are making solid progress in achieving our operating cash flow guidance of R$500- R$700 million for 2012 with strong unit deliveries of 6.165, sales of inventory and positive cash flow generation at Tenda for the month of March.

Gafisa continues to witness strong demand throughout Brazil for the middle and middle to high income products represented by the Gafisa and AlphaVille brands, which sold over R$498.7 million during the quarter, with a consolidated sales velocity of launches of 48%. With the implementation of a narrowed geographic focus, Sao Paulo accounted for 100% of the R$214.7 million launches for the Gafisa segment in the 1Q12 and all of the AlphaVille projects of R$249.0 million launched in the same period were outside of Sao Paulo and Rio de Janeiro.”

Consolidated Launches

First-quarter 2012 launches totaled R$464 million, a 10% decrease compared to 1Q11, as the Group halted Tenda launches to focus on execution and delivery. The result represents 15% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first quarter.

Four projects/phases were launched across 3 states in the first quarter, with AlphaVille accounting for 54% of launches and Gafisa the remaining 46%.

Consolidated Pre-Sales

First-quarter 2012 consolidated pre-sales totaled R$408.2 million, a 50% decrease compared to 1Q11. Sales from launches represented 55% of the total, while sales from inventory comprised the remaining 45%. Consolidated sales over supply reached 10.4%, compared to 21.4% in 1Q11, reflecting fewer launches to pursue remedial action at Tenda. Excluding the Tenda brand, first-quarter sales over supply was 16.1%, compared to 17.7% in 4Q11 and 21.6% in 1Q11. The consolidated sales speed of launches reached 48.1%.

Progress towards Operating Cash Flow Generation

Gafisa ended the first quarter with approximately R$900 million in cash, which is similar to the balance at the end of 2011 after paying all obligations. In the 1Q12, preliminary consolidated cash burn was around R$100 million, which represents accrual of Gafisa debt. Our operational consolidated cash flow was neutral and in March, Tenda achieved positive operating cash flow.

Table 1. Launches and Pre-Sales (R$ million)

Launches	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	215	341	-37%	228	-6%
Alphaville Segment	249	345	-28%	182	37%
Tenda Segment	-	(103)	nm	102	nm
Total	464	582	-20%	513	-10%

Pre-sales	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	317	313	1%	424	-25%
Alphaville Segment	182	244	-26%	171	6%
Tenda Segment	(90)	(219)	nm	228	-140%
Total	408	338	21%	822	-50%

Delivered Projects

Gafisa delivered 34 projects encompassing 6.165 units with a potential sales value at company stake of R$1.1 billion during the first quarter, double the 3.060 delivered during 1Q11. In March, the Gafisa Group achieved record unit deliveries of 3.338 units.

Chart 1. Delivered units (2007 – 1Q12)

Inventory (Properties for Sale)

Q-o-Q (1Q12 compared to 4Q11) consolidated inventory at market value remained stable. The market value of Gafisa inventory of R$1.96 billion, 57% of total inventory, was stable at the end of 1Q12. The market value of AlphaVille inventory totaled R$636 million at the end of 1Q12, a 11% increase compared to the end of 4Q11. Tenda inventory was valued at R$915 million at the end of 1Q12, a 2% increase compared to the end of 4Q11.

Table 2. Inventory at Market Value 1Q12 x 4Q11

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other	Inventories EoP2	% QoQ3	VSO4
Gafisa	2.018.627	214.690		316.702	41.235	1.957.850	3%	14%
Alphaville	567.285	249.050		181.978	1.901	636.258	-11%	22%
Total ex-Tenda	2.585.912	463.740	-	498.680	43.136	2.594.108	0%	16%
Tenda	932.503	-	(339.585)	249.142	(107.910)*	915.035	2%	-11%
Total	3.518.415	463.740	(339.585)	747.822	(64.774)	3.509.143	0%	10%

Note: *R$108 million refers to dissolution related to cancellation of project launched under the Tenda, that may be re-launched in the future. 1) BoP beginning of the period – 4Q11. 2) EoP end of the period – 1Q12.  3) % Change 1Q12 versus 4Q11. 4)  1Q12 sales velocity.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Launches

First-quarter launches were stable at R$214.7 million and included 2 projects/phases across 1 state. São Paulo accounted for 100% of launches.

Gafisa Pre-Sales

First-quarter pre-sales totaled R$316.7 million, a 25% fall compared to 1Q11. Units launched during the same year represented 79% of the total, while sales from inventory accounted for the remaining 21%.  In the 1Q12, sales velocity (sales over supply) was 19.7%, compared to 19.4% in 1Q11. The sales velocity of Gafisa launches was 31.2%.

Gafisa Delivery

During the first quarter of 2012, Gafisa delivered 18 projects/phases and 2.456 units.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000.

AlphaVille Launches

First-quarter launches totaled R$249.0 million, a 37% increase compared with 1Q11, and included 2 projects/phases across 2 states. The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 54 percent share of first-quarter consolidated launches, up from a 35 percent a year ago.

AlphaVille Pre-Sales

First quarter pre-sales reached R$181.9 million, a 6% increase compared to 2011. The residential lots segment’s share of consolidated pre-sales increased to 45% from 25% in 1Q11. In the 1Q12, sales velocity (sales over supply) was 22.2%, compared to 28.1% in 1Q11. First-quarter sales velocity from launches was 63.2%. Sales from launches represented 85% of total sales, while the remaining 15% came from inventory.

Projects demonstrating above average sales velocities include AlphaVille Sergipe, which was launched in March and achieved sales exceeding 65% in the first quarter, and AlphaVille Juiz de Fora, which was launched in February and achieved more than 55% sales in the same period.

AlphaVille Delivery

During the first quarter of 2012, Alphaville delivered 3 projects/phases and 994 units.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the first quarter. Throughout 2012, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

To recap, the Tenda segment is anticipated to represent 50% of the Gafisa Group’s planned deliveries ranging from 22,000 to 26,000 units in 2012.

New Tenda projects will only be executed if mortgages can immediately be transferred to financial institutions. In the second half of the year we will re-launch the business under a profitable model.

Tenda Pre-Sales

In keeping with a necessary change in strategy, first-quarter gross pre-sales were stable at R$248.7 million, compared to R$249.1 million in 4Q11. Since 4Q11, pre-sales recognition and the remuneration of Tenda sales force have been contingent upon the ability to pass mortgages onto financial institutions. First-quarter net pre-sales were negative R$90.4 million, compared with R$216 million in 4Q11. The net pre-sales reflects the dissolution of contracts totaling R$339.6 million with potential homeowners who no longer qualify for bank mortgages. Despite ongoing dissolutions expected in 2012, the Gafisa group is experiencing strong demand for these units. 1/3 of total dissolution at Tenda of the 1Q12 already resold to qualified customers.

Tenda Segment Operations

Since June the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. In the first quarter, Tenda transferred 2500 units to financial institutions or 21% of the mid-range of guidance provided for the full year of 10.000–14.000 customers.

Tenda Delivery

Tenda delivered 13 projects/phases and 2.715 units in 1Q12.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luciana Doria Wilson	Media Relations (Brazil)
Investor Relations	Débora Mari Michelucci
Phone: +55 11 3025-9305 /9242/9297	Maquina da Notícia Comunicação Integrada
Fax: +55 11 3025-9348	Phone: +55 11 3147-7412
Email: ir@gafisa.com.br	Fax: +55 11 3147-7900
Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer